FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of November 13, 2013

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve
3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ✓  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
Yes        No  ✓
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2013 third quarter results.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2013
Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com

Tenaris Announces 2013 Third Quarter Results

The financial information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars ($) and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, November 6, 2013 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter and nine months ended September 30, 2013 with comparison to its results for the quarter and nine months ended September 30, 2012.

Summary of 2013 Third Quarter Results

(Comparison with second quarter of 2013 and third quarter of 2012)
	Q3 2013	Q2 2013		Q3 2012
Net sales ($ million)	2,415	2,829	(15%)	2,657	(9%)
Operating income ($ million)	464	578	(20%)	584	(21%)
Net income ($ million)	314	430	(27%)	434	(28%)
Shareholders’ net income ($ million)	300	418	(28%)	433	(31%)
Earnings per ADS ($)	0.51	0.71	(28%)	0.73	(31%)
Earnings per share ($)	0.25	0.35	(28%)	0.37	(31%)
EBITDA* ($ million)	622	730	(15%)	679	(8%)
EBITDA margin (% of net sales)	25.7%	25.8%		25.6%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals) and in Q3 2012 excludes a non-recurring gain of $49 million, recorded in Other operating income corresponding to a tax related lawsuit collected in Brazil.

Sales and operating income decreased with sequential sales affected principally by the impact of project delays on line pipe shipments in Brazil and a less favorable mix of OCTG products with lower sales in the Middle East and Africa, in addition to the seasonal impact of Northern Hemisphere plant stoppages. Net income was negatively affected by a $45 million deferred income tax provision, following the enactment of a new 10% withholding tax in Argentina.

Cash flow from operations amounted to $753 million for the quarter including a strong reduction in working capital. Our net cash position (cash and other current investments less total borrowings) increased to $785 million.
Interim Dividend Payment

Our board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million. The payment date will be November 21, 2013, and the ex-dividend date will be November 18, 2013.

Market Background and Outlook

Drilling activity in North America in the year to date has consolidated, supported by improving operator cash flows on higher oil prices and drilling efficiencies. Going into next year, it is expected that operator cash flows will support an increase in drilling activity if oil and gas prices remain close to current levels. In the rest of the world, oil and gas prices close to current levels should continue to support the ongoing expansion in drilling activity in the Middle East and offshore regions and onshore activity in other regions should remain stable.

In this environment, in the fourth quarter and going into 2014, we expect a strong level of sales in the Middle East and Africa and a rising level of sales in North America. In South America, although sales of OCTG products are expected to increase led by higher shale activity in Argentina, sales and shipments of line pipe products will continue to be affected by project delays in Brazil.

EBITDA margins are expected to remain stable while the overall EBITDA level should increase in line with sales.

Analysis of 2013 Third Quarter Results

Tubes Sales volume (thousand metric tons)	Q3 2013	Q2 2013		Q3 2012
Seamless	614	677	(9%)	642	(4%)
Welded	224	286	(22%)	305	(27%)
Total	838	963	(13%)	947	(12%)

Tubes	Q3 2013	Q2 2013		Q3 2012
(Net sales - $ million)
North America	928	986	(6%)	1,260	(26%)
South America	474	652	(27%)	610	(22%)
Europe	199	218	(9%)	253	(21%)
Middle East & Africa	468	626	(25%)	236	98%
Far East & Oceania	156	137	14%	109	43%
Total net sales ($ million)	2,225	2,619	(15%)	2,469	(10%)
Operating income ($ million)	434	553	(22%)	560	(23%)
Operating margin (% of sales)	19.5%	21.1%		22.7%

Net sales of tubular products and services decreased 10% year on year and 15% sequentially. Sequentially, sales were mainly affected by lower shipments of offshore line pipe in Brazil and lower sales to the Middle East and Africa. Sequentially, North American sales declined principally due to lower sales of line pipe reflecting a more competitive situation for less differentiated products. In South America, sales declined due to lack of line pipe shipments in Brazil reflecting project implementation delays and premium OCTG stock adjustments in Argentina pursuant to the implementation of our alliance with YPF where we took over the management of their existing inventories. In the Middle East and Africa sales decreased compared to a record prior quarter due to the timing of shipments.

Operating income from tubular products and services, decreased 22% sequentially and 23% compared to the previous year. Sequentially, the decline in operating income was mainly due to the decline in sales and a lower operating margin due to the negative effect of lower sales on the absorption of fixed costs (i.e., depreciation and amortization).

Others	Q3 2013	Q2 2013		Q3 2012
Net sales ($ million)	190	210	(10%)	188	1%
Operating income ($ million)	30	26	18%	24	27%
Operating margin (% of sales)	15.8%	12.2%		12.6%

Net sales of other products and services decreased 10% sequentially and increased 1%year on year. The sequential decline in sales was mainly due to lower sales of industrial equipment in Brazil. Despite the sequential decline in sales, operating income increased 18% mainly due to better performance of our sucker rods and electric conduit businesses.

Selling, general and administrative expenses, or SG&A, amounted to $439 million, or 18.2% of net sales in the third quarter of 2013, compared to $529 million, 18.7% in the previous quarter and $459 million, 17.3% in the third quarter of 2012. The sequential decine in SG&A expenses was mainly due to lower selling expenses associated with lower shipment volumes and a reduction in the allowance for doubtful accounts following the collection of overdue accounts receivable.

Other operating results, amounted to an expense of $4 million in the third quarter of 2013, compared to an expense of $7 million in the previous quarter and an income of $44 million in the third quarter of 2012. The income in the third quarter of 2012, was related to a $49 million payment from the Brazilian government, in interest and monetary adjustment over a tax benefit received in 1991.

Financial results amounted to a loss of $17 million in the third quarter of 2013, compared to a loss of $11 million in the previous quarter and a loss of $24 million in the third quarter of 2012.

Equity in earnings of associated companies generated a gain of $10 million in the third quarter of 2013, compared to a gain of $12 million in the previous quarter and a gain of $11 million in the third quarter of 2012. These results were mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charges totalled $142 million in the third quarter of 2013, equivalent to 31.9% of income before equity in earnings of associated companies and income tax, compared to 26.4% in the previous quarter and 24.4% in the third quarter of 2012. In September 2013, Argentina enacted a law that amends its Income tax law. The law includes a new 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries. Accordingly, as of September 30, 2013, we recorded an income tax provision of $45 million, for the deferred tax liability on reserves for future dividends at our Argentine subsidiaries.

Results attributable to non-controlling interests amounted to gains of $14 million in the third quarter of 2013, compared to gains of $12 million in the previous quarter and gains of $1 million in the third quarter of 2012. In the third quarter of 2013, these results were mainly attributable to minority interests at our Japanese subsidiary NKKTubes.

Cash Flow and Liquidity of 2013 Third Quarter

Net cash provided by operations during the third quarter of 2013 was $753 million, compared to $611 million in the previous quarter and $491 million in the third quarter of 2012. Working capital decreased by $239 million during the third quarter of 2013, compared to a decrease of $56 million in the previous quarter and an increase of $107 million in the third quarter of 2012. The decrease in working capital in the third quarter of 2013, was mainly due to a decrease in trade receivables following lower sales.

Capital expenditures amounted to $206 million in the third quarter of 2013, compared to $180 million in the previous quarter and $187 million in the third quarter of 2012.

Our net cash (cash and other current investments less total borrowings) increased to $785 million, at the end of the third quarter of 2013, from $214 million at the end of the previous quarter.

Analysis of 2013 First Nine Months Results

	9M 2013	9M 2012	Increase/(Decrease)
Net sales ($ million)	7,923	8,076	(2%)
Operating income ($ million)	1,595	1,771	(10%)
Net income ($ million)	1,167	1,338	(13%)
Shareholders’ net income ($ million)	1,143	1,328	(14%)
Earnings per ADS ($)	1.94	2.25	(14%)
Earnings per share ($)	0.97	1.12	(14%)
EBITDA* ($ million)	2,050	2,142	(4%)
EBITDA margin (% of net sales)	25.9%	26.5%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals) and in 9M 2012 excludes a non-recurring gain of $49 million, recorded in Other operating income corresponding to a tax related lawsuit collected in Brazil.

Tubes Sales volume (thousand metric tons)	9M 2013	9M 2012	Increase/(Decrease)
Seamless	1,948	2,007	(3%)
Welded	799	882	(9%)
Total	2,747	2,889	(5%)

Tubes	9M 2013	9M 2012	Increase/(Decrease)
(Net sales - $ million)
North America	3,057	3,799	(20%)
South America	1,721	1,612	7%
Europe	686	800	(14%)
Middle East & Africa	1,494	869	72%
Far East & Oceania	375	365	3%
Total net sales ($ million)	7,333	7,445	(2%)
Operating income ($ million)	1,512	1,680	(10%)
Operating margin (% of sales)	20.6%	22.6%

Net sales of tubular products and services decreased 2% to $7,333 million in the first nine months of 2013, compared to $7,445 million in the first nine months of 2012, reflecting a 5% decrease in volumes and a 4% increase in average selling prices.

Operating income from tubular products and services decreased 10% to $1,512 million in the first nine months of 2013, from $1,680 million in the first nine months of 2012, reflecting a 2% decrease in sales and a reduction of 200 basis points in the operating margin.

Others	9M 2013	9M 2012	Increase/(Decrease)
Net sales ($ million)	590	631	(6%)
Operating income ($ million)	83	91	(9%)
Operating margin (% of sales)	14.1%	14.4%

Net sales of other products and services decreased 6% to $590 million in the first nine months of 2013, compared to $631 million in the first nine months of 2012, mainly due to lower sales of industrial equipment in Brazil, coiled tubing and tubes for electric conduit, partially offset by higher sales of sucker rods.

Operating income from other products and services decreased 9% to $83 million in the first nine months of 2013, compared to $91 million during the first nine months of 2012, reflecting lower sales and stable margins.

SG&A amounted to $1,444 million, or 18.2% of net sales during the first nine months of 2013, compared to $1,390 million, or 17.2% in the same period of 2012. The increase in SG&A expenses was mainly due to higher selling expenses associated with higher shipments to the Middle East and Africa and an increase in provisions for contingencies and doubtful accounts.

Financial results were a loss of $37 million in the first nine months of 2013 compared to loss of $35 million in the same period of 2012.

Equity in earnings of associated companies generated a gain of $34 million in the first nine months of 2013, compared to a gain of $31 million in the first nine months of 2012. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled $426 million in the first nine months of 2013, equivalent to 27.3% of income before equity in earnings of associated companies and income tax, compared to $429 million in the first nine months of 2012, equivalent to 24.7% of income before equity in earnings of associated companies and income tax. In September 2013, Argentina enacted a law that amends its Income tax law. The law includes a new 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries. Accordingly, as of September 30, 2013, we recorded an income tax provision of $45 million, for the deferred tax liability on reserves for future dividends at our Argentine subsidiaries.

Income attributable to non-controlling interests amounted to $24 million in the first nine months of 2013, compared to $10 million in the first nine months of 2012, mainly due to improved results at our Japanese subsidiary NKKTubes.

Cash Flow and Liquidity of 2013 First Nine Months

During the first nine months of 2013, net cash provided by operations was $1,928 million, compared to $1,514 million in the same period of 2012. Working capital decreased by $312 million in the first nine months of 2013, compared with an increase of $56 million in the first nine months of 2012.

Capital expenditures amounted to $570 million in the first nine months of 2013, compared with $588 million in the same period of 2012.

Our financial position changed from net debt of $271 million at the beginning of the year to net cash of $785 million at September 30, 2013.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on November 7, 2013, at 09:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 866 515.2908 within North America or +1 617 399.5122 Internationally. The access number is “98924335”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 01:00 pm on November 7 through 12:00 am on November 14. To access the replay by phone, please dial +1 888 286.8010 or +1 617 801.6888 and enter passcode “48749346” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Press releases and financial statements can be downloaded from Tenaris’s website at www.tenaris.com/investors.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2013	2012	2013	2012
Continuing operations	Unaudited		Unaudited
Net sales	2,415,061	2,657,069	7,922,636	8,075,910
Cost of sales	(1,507,706)	(1,658,967)	(4,867,581)	(4,964,776)
Gross profit	907,355	998,102	3,055,055	3,111,134
Selling, general and administrative expenses	(439,191)	(458,716)	(1,444,085)	(1,389,514)
Other operating income (expense) net	(4,484)	44,174	(15,509)	49,027
Operating income	463,680	583,560	1,595,461	1,770,647
Interest income	9,188	9,413	22,139	24,702
Interest expense	(18,845)	(18,247)	(49,374)	(40,860)
Other financial results	(7,215)	(15,154)	(9,551)	(18,549)
Income before equity in earnings of associated companies and income tax	446,808	559,572	1,558,675	1,735,940
Equity in earnings of associated companies	9,884	11,012	33,950	31,143
Income before income tax	456,692	570,584	1,592,625	1,767,083
Income tax	(142,404)	(136,491)	(426,055)	(429,490)
Income for the period	314,288	434,093	1,166,570	1,337,593

Attributable to:
Owners of the parent	300,159	433,037	1,142,764	1,327,879
Non-controlling interests	14,129	1,056	23,806	9,714
	314,288	434,093	1,166,570	1,337,593

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At September 30, 2013		At December 31, 2012
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	4,631,933		4,434,970
Intangible assets, net	3,095,411		3,199,916
Investments in associated companies	931,012		977,011
Other investments	2,477		2,603
Deferred tax assets	212,787		215,867
Receivables	120,639	8,994,259	142,060	8,972,427

Current assets
Inventories	2,674,532		2,985,805
Receivables and prepayments	230,239		260,532
Current tax assets	149,798		175,562
Trade receivables	1,926,419		2,070,778
Available for sale assets	21,572		21,572
Other investments	1,439,417		644,409
Cash and cash equivalents	603,141	7,045,118	828,458	6,987,116
Total assets		16,039,377		15,959,543

EQUITY
Capital and reserves attributable to owners of the parent		12,048,287		11,328,031
Non-controlling interests		179,666		171,561
Total equity		12,227,953		11,499,592

LIABILITIES
Non-current liabilities
Borrowings	319,501		532,407
Deferred tax liabilities	717,706		728,541
Other liabilities	307,392		302,444
Provisions	72,028	1,416,627	67,185	1,630,577

Current liabilities
Borrowings	937,575		1,211,785
Current tax liabilities	240,168		254,603
Other liabilities	366,067		318,828
Provisions	19,878		26,958
Customer advances	26,837		134,010
Trade payables	804,272	2,394,797	883,190	2,829,374
Total liabilities		3,811,424		4,459,951
Total equity and liabilities		16,039,377		15,959,543

Consolidated Condensed Interim Statement of Cash Flow

	Three-month period ended September 30,		Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2013	2012	2013	2012
	Unaudited		Unaudited
Cash flows from operating activities
Income for the period	314,288	434,093	1,166,570	1,337,593
Adjustments for:
Depreciation and amortization	157,931	144,713	454,903	420,597
Income tax accruals less payments	39,591	(20,417)	64,612	(126,196)
Equity in earnings of associated companies	(9,884)	(11,012)	(33,950)	(31,143)
Interest accruals less payments, net	5,119	(6,126)	(29,902)	(24,382)
Changes in provisions	(1,487)	(1,625)	(2,404)	(18,182)
Changes in working capital	239,248	(107,051)	311,705	(55,708)
Other, including currency translation adjustment	8,363	58,804	(3,900)	11,237
Net cash provided by operating activities	753,169	491,379	1,927,634	1,513,816

Cash flows from investing activities
Capital expenditures	(206,282)	(186,964)	(569,841)	(587,890)
Acquisition of subsidiaries and associated companies	-	(6,228)	-	(510,825)
Proceeds from disposal of property, plant and equipment and intangible assets	12,637	883	19,383	3,798
Dividends received from associated companies	-	6	16,127	18,708
Changes in investments in short terms securities	(326,352)	(469,351)	(795,008)	(457,984)
Net cash used in investing activities	(519,997)	(661,654)	(1,329,339)	(1,534,193)

Cash flows from financing activities
Dividends paid	-	-	(354,161)	(295,134)
Dividends paid to non-controlling interest in subsidiaries	(113)	-	(18,642)	(905)
Acquisitions of non-controlling interests	-	(38)	(7,768)	(758,577)
Proceeds from borrowings	537,301	491,143	1,757,691	1,705,377
Repayments of borrowings	(787,227)	(243,114)	(2,141,999)	(682,230)
Net cash (used in) provided by financing activities	(250,039)	247,991	(764,879)	(31,469)

(Decrease) Increase in cash and cash equivalents	(16,867)	77,716	(166,584)	(51,846)

Movement in cash and cash equivalents
At the beginning of the period	606,026	693,712	772,656	815,032
Effect of exchange rate changes	(3,006)	3,567	(19,919)	11,809

(Decrease) Increase in cash and cash equivalents	(16,867)	77,716	(166,584)	(51,846)
At September 30,	586,153	774,995	586,153	774,995

	At September 30,		At September 30,
	2013	2012	2013	2012
Cash and cash equivalents
Cash and bank deposits	603,141	787,540	603,141	787,540
Bank overdrafts	(16,988)	(12,545)	(16,988)	(12,545)
	586,153	774,995	586,153	774,995